Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET CANARY WHARF LONDON E14 5DS (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com May 20, 2009
AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA
Via EDGAR and Fax
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.
Attention: Kate Tillan, Assistant Chief Accountant
RE:	ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33463)
Dear Ms. Tillan:
     On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated May 12, 2009, with respect to the above referenced filing of the Company and ASML’s letter to the Commission dated April 30, 2009, responding to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated April 7, 2009.
     Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Securities and Exchange Commission
May 20, 2009

Form 20-F for the Fiscal Year Ended December 31, 2008
Item 5. Operating and Financial Review and Prospects, page 17
A. Operating Results, page 22
Critical Accounting Policies Using Significant Estimates, page 23
Evaluation of long-lived assets for impairment and costs associated with exit or disposal activities, page 25.
Comment 1:	We reference prior comment 1 in our letter dated April 7, 2009. In future filings, please disclose here and in the footnotes to your financial statements the date that you perform your annual goodwill impairment test.

Response:	The Company will include disclosure on the date on which the Company performs its annual goodwill impairment test in its future filings under Item 5. “Operating and Financial Review and Prospects” and in the footnotes to its financial statements.
Results of Operations 2008 Compared to 2007, page 30
Comment 2:	We see from your response to prior comment 2 in our letter dated April 7, 2009 that you did not disclose the effect of the change in accounting estimate for your warranty reserve on gross profit and income from operations is not material. While we see that the impact on gross profit was less than 1%, it appears that the impact to income from operations and net income is greater than 10%. Please reconsider the need to disclose the effect on income from continuing operations, net income and any related per-share amounts of the current period within Note 13 to your consolidated financial statements, in accordance with paragraph 22 of SFAS 154.

Response:	While the Company believes that its historical disclosure was appropriate, in light of the Staff’s comment, in future filings the Company will disclose the effect of this change on income from operations, net income and related per share amounts.
D. Trend Information, page 35
Comment 3:	Please revise future filings to disclose your intentions for satisfying your current year purchase obligations, similar to your response to prior comment 4 in our letter dated April 7, 2009. For example, disclose the terms of the agreements which would allow you to delay or cancel your obligations. Please also disclose the existence of cancellation fees and your policy for accruing such fees.

Securities and Exchange Commission
May 20, 2009

Response:	The Company will include the disclosure requested by the Staff in its future filings.
* * * * *
     Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or in my absence James McDonald on +44 207 519 7183, Peter van den Oord of ASML Holding N.V. on +31 40 268 5041 or Gerald Dekker or Alfred Popken of Deloitte & Touche L.L.P. on +31 40 268 2425 and +1 212 436 3693, respectively.

Sincerely,
/s/ Richard A. Ely
Richard A. Ely

cc:	Securities and Exchange Commission Kristin Lochhead Brian Cascio

ASML Holding N.V. Peter Wennink Robert Roelofs Bert Savonije Peter van den Oord

Deloitte Accountants B.V./Deloitte & Touche L.L.P. Gerald Dekker Alfred Popken Rob Klaassen